UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Form 8-K

CURRENT REPORT
Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported):
September 2, 2003

Commission File Number 1-31300



EXPRESSJET HOLDINGS, INC.
(Exact name of registrant as specified in its charter)

Delaware	**76-0517977**
(*State or other jurisdiction* *of incorporation or organization)*	*(I.R.S. Employer* *Identification No.)*
1600 Smith Street, Dept. HQSCE **Houston, Texas** *(Address of principal executive offices)*	**77002** *(Zip Code)*

713-324-2639
(Registrant's telephone number, including area code)

Item   5.   <u>Other Events</u>

On September 2, 2003, ExpressJet Holdings, Inc. issued a press release announcing its August and year-to-date capacity and traffic performance. The press release is filed herewith as Exhibit 99.1 and is incorporated herein by reference.

Item   7.   <u>Financial Statements and Exhibits</u>

10.1   Indenture between ExpressJet Holdings, Inc., ExpressJet Airlines, Inc., and Bank One., N.A.
99.1   Press Release

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, ExpressJet Holdings, Inc. has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

EXPRESSJET HOLDINGS, INC.
<u>(Registrant)</u>

Date: September 2, 2003

/s/ Frederick S. Cromer

Frederick S. Cromer
Vice President and Chief Financial Officer

EXHIBIT INDEX

10.1   Indenture between ExpressJet Holdings, Inc., ExpressJet Airlines, Inc.,
        and Bank One., N.A.
99.1   Press Release